UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

(CHECK ONE):/ /Form 10-K/ /Form 20-F/ /Form 11-K/X/Form 10-Q/ /Form N-SAR

                    For Period Ended:   November 30, 1997
                                    -------------------------------

               /  / Transition Report on Form 10-K
               /  / Transition Report on Form 20-F
               /  / Transition Report on Form 11-K
               /  / Transition Report on Form 10-Q
               /  / Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               ------------------------

-----------------------------------------------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

-----------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-----------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Touch Tone America, Inc.
-----------------------------------------------------------------------
Full Name of Registrant

N/A
-----------------------------------------------------------------------
Former Name if Applicable

3300 N. Central Ave., Ste. 1155
-----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85012
-----------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /  (c)  The accountant's statement or other exhibit required by Rule
          12B-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                          (ATTACH EXTRA SHEETS IF NEEDED)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Lawrence E. Johnson            (714)           429-2900
     --------------------------    ------------   -------------------
               (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been
     filed?  If answer is no, identify report(s).          /X/Yes   / /No

     -------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                            /X/Yes   / /No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


     -------------------------------------------------------------------

                        Touch Tone America, Inc.
                -----------------------------------------
              (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: January 9, 1997              By: /s/ KERRY ROGERS
          -----------------------          ------------------------------
                                            President & CEO

   -----------------------------ATTENTION-----------------------------
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
   -------------------------------------------------------------------

                                 PART II

                                NARRATIVE



     The Corporation completed an acquisition and a private placement on December 31, 1997 which management believed to be critical for the survival of the Corporation. The Corporation dealt with the consequences of the delisting of its common stock on the Nasdaq Small/Cap Market and the reorganization of its wholly owned subsidiary GetNet International, Inc. The December 31, 1997 private placement also provided for the consummation of an additional acquisition no later than January 31, 1998.



                                PART III

                                NARRATIVE


     The Corporation expects to report a significant loss for the second quarter ended November 30, 1997 as compared to losses for the same period in 1996 as a result of declining revenues and continued financial and managerial turmoil and disarray, due to the impact of the aborted merger attempt with Arcada Communications, Inc., the AT&T claims which could result in a substantial financial liability, and declining long distance revenues.